SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.     Nokia stock exchange release dated September 1, 2009: Rajeev Suri appointed Chief Executive Officer of Nokia Siemens Networks; Simon Beresford-Wylie to step down after successfully leading the company’s integration

STOCK EXCHANGE RELEASE

September 1, 2009

Nokia Corporation

Stock Exchange Release

September 1, 2009 at 13.00 (CET +1)

Rajeev Suri appointed Chief Executive Officer of Nokia Siemens Networks; Simon Beresford-Wylie to step down after successfully leading the company’s integration

Espoo, Finland — The Nokia Siemens Networks Board of Directors has appointed Rajeev Suri as Chief Executive Officer, effective October 1, 2009. Suri succeeds Simon Beresford-Wylie, who will support Suri during a transition period through November 1, 2009 before leaving the company. Beresford-Wylie will leave the Nokia Group Executive Board as of September 30, 2009. Suri will be based at Nokia Siemens Networks’ headquarters in Espoo, Finland.

“I am extremely pleased to announce Rajeev’s appointment as Chief Executive Officer of Nokia Siemens Networks,” said Olli-Pekka Kallasvuo, Nokia CEO and Chairman of the Board of Directors of Nokia Siemens Networks. “We began a comprehensive succession process when Simon shared his desire to depart at the appropriate time. That process has made it clear that Rajeev brings the right values, experience and industry expertise to take Nokia Siemens Networks forward.”

Suri, who currently leads the Services business of Nokia Siemens Networks, brings 20 years of experience in the telecommunications industry to the role of Chief Executive Officer. Previous positions have included leading the Asia-Pacific region during a time of significant growth in both product and service sales; overseeing teams for important customers such as Hutchison; and managing products, such as the early cellular transmission portfolio of Nokia. In previous roles, he has been based in various locations including India, Finland, the United Kingdom, West Africa and Singapore. Suri, 41, is an Indian citizen and is married with two children.

“I would also like to thank Simon for his many contributions to Nokia Siemens Networks and to Nokia before that,” said Kallasvuo. “I respect his decision to pursue opportunities in a new industry after 27 years in the telecommunications infrastructure sector. He leaves a remarkable legacy as the architect of Nokia Siemens Networks and as a close friend.”

Beresford-Wylie joined Nokia in 1998 and held several positions in Asia and Europe before his appointment to head Nokia’s infrastructure business group in February 2005. He was one of the leading drivers behind the creation of Nokia Siemens Networks and assumed the position of Chief Executive Officer of the company when it commenced operations on April 1, 2007. He has been a member of the Nokia Group Executive Board since 2005.

“Simon leaves with our deep appreciation for completing the successful integration of Nokia Siemens Networks,” said Rudi Lamprecht, Vice Chairman of the Board of Directors of Nokia Siemens Networks. “Rajeev takes on the role of CEO as a proven leader who has most recently demonstrated his abilities with the transformation of Nokia Siemens Networks’ Services business. His deep experience in customer-facing and product-related roles makes him an ideal leader for the company.”

Note to editors: bios and photographs of Simon Beresford-Wylie and Rajeev Suri are available at

http://www.nokiasiemensnetworks.com/global/Press/Materials/Management/Leadership+Team.htm?languagecode=en

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries:

Nokia Siemens Networks

Media Relations

Tel. +358 7180 31451

Email: mediarelations@nsn.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel